# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zai Lab Limited, CIK 0001704292
CUSIP: 98887Q104
Title of class of securities: Ordinary shares, par value US $0.000006 per share
Address of issuer's principal executive offices: 314 Main Street, 4th Floor, Suite 100, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-25-010166
Filed by CIK 0001839126

## Reporting persons
- Qiming Corporate GP IV, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 48,883,643; shared voting power 0; sole dispositive power 48,883,643; shared dispositive power 0; aggregate amount beneficially owned 48,883,643 (4.4% of the class)
  Comment: Note to Row (5) (7) and (9): As of the date of this 13G/A filing, Qiming Corporate GP IV, Ltd. is the general partner of Qiming Managing Directors Fund IV, L.P. and Qiming GP IV, L.P. Qiming Managing Directors Fund IV, L.P. holds approximately 3.06% of the equity interest of QM11 Limited. Qiming GP IV, L.P. is the general partner of Qiming Venture Partners IV, L.P., which holds approximately 96.94% of the equity interest of QM11 Limited. QM11 Limited is the owner of 48,883,643 ordinary shares, which is consisted of 280,680 American depository shares ("ADSs") and 46,076,843 ordinary shares.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 1,119,628,030 ordinary shares outstanding as of December 31, 2025, which is based on the information disclosed by the Issuer as of December 31, 2025.
- Qiming Managing Directors Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,496,235; sole dispositive power 0; shared dispositive power 1,496,235; aggregate amount beneficially owned 1,496,235 (0.1% of the class)
  Comment: Note to Row (6) (8) and (9): As of the date of this 13G/A filing, Qiming Managing Directors Fund IV, L.P. holds approximately 3.06% of the equity interest of QM11 Limited, which is the owner of 48,883,643 ordinary shares, which is consisted of 280,680 ADSs and 46,076,843 ordinary shares.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 1,119,628,030 ordinary shares outstanding as of December 31, 2025, which is based on the information disclosed by the Issuer as of December 31, 2025.
- Qiming GP IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 47,387,408; sole dispositive power 0; shared dispositive power 47,387,408; aggregate amount beneficially owned 47,387,408 (4.2% of the class)
  Comment: Note to Row (6) (8) and (9): As of the date of this 13G/A filing, Qiming GP IV, L.P. is the general partner of Qiming Venture Partners IV, L.P., which owns approximately 96.94% of the equity interest of QM11 Limited, which is the owner of 48,883,643 ordinary shares, which is consisted of 280,680 ADSs and 46,076,843 ordinary shares.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 1,119,628,030 ordinary shares outstanding as of December 31, 2025, which is based on the information disclosed by the Issuer as of December 31, 2025.
- Qiming Venture Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 47,387,408; sole dispositive power 0; shared dispositive power 47,387,408; aggregate amount beneficially owned 47,387,408 (4.2% of the class)
  Comment: Note to Row (6) (8) and (9): As of the date of this 13G/A filing, Qiming Venture Partners IV, L.P. holds approximately 96.94% of the equity interest of QM11 Limited, which is the owner of 48,883,643 ordinary shares, which is consisted of 280,680 ADSs and 46,076,843 ordinary shares.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 1,119,628,030 ordinary shares outstanding as of December 31, 2025, which is based on the information disclosed by the Issuer as of December 31, 2025.
- QM11 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 48,883,643; shared voting power 0; sole dispositive power 48,883,643; shared dispositive power 0; aggregate amount beneficially owned 48,883,643 (4.4% of the class)
  Comment: Note to Row (5) (7) and (9): As of the date of this 13G/A filing, QM11 Limited holds 48,883,643 ordinary shares of the Issuer, which is consisted of 280,680 ADSs and 46,076,843 ordinary shares.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 1,119,628,030 ordinary shares outstanding as of December 31, 2025, which is based on the information disclosed by the Issuer as of December 31, 2025.

## Item 1. Issuer
Name of issuer: Zai Lab Limited
Address of issuer's principal executive offices: 314 Main Street, 4th Floor, Suite 100, Cambridge, MA, 02142.

## Item 2. Person Filing
Name of person filing:
Qiming Corporate GP IV, Ltd.
Qiming Managing Directors Fund IV, L.P.
Qiming GP IV, L.P.
Qiming Venture Partners IV, L.P.
QM11 Limited
Address of principal business office or, if none, residence:
The registered address of each of Qiming Corporate GP IV, Ltd., Qiming Managing Directors Fund IV, L.P., Qiming GP IV, L.P. and Qiming Venture Partners IV, L.P. is M&C Corporate Services Limited, P.O. Box309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The registered address of QM11 Limited is Units 4205-06, 42nd Floor, Gloucester Tower, the Landmark, 15 Queen's Road Central, Hong Kong.
Citizenship:
Qiming Corporate GP IV, Ltd., Qiming Managing Directors Fund IV, L.P., Qiming GP IV, L.P. and Qiming Venture Partners IV, L.P. are organized in Cayman Islands.

QM11 Limited is a company organized in Hong Kong.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row (9) of the cover page for each of the Reporting Person is incorporated herein by reference.
Percent of class: The information set forth in Row (11) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in Row (5) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of February 13, 2019 (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on February 13, 2019)
https://www.sec.gov/Archives/edgar/data/1704292/000095010319001958/dp102255_sc13ga-zai.htm

## Signatures
- Qiming Corporate GP IV, Ltd.: /s/ Holan Lam, Holan Lam/Authorized Signatory (02/13/2026)
- Qiming Managing Directors Fund IV, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory (02/13/2026)
- Qiming GP IV, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory (02/13/2026)
- Qiming Venture Partners IV, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory (02/13/2026)
- QM11 Limited: /s/ Holan Lam, Holan Lam/Authorized Signatory (02/13/2026)